SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 6, 2015

On May 6, 2015, at 12:00 p.m., at the Company’s offices located at Rua Lemos de Monteiro, 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, pursuant to the signatures placed at the end of these minutes. The Chief Executive Officer, Carlos Fadigas de Souza Filho, officers Gustavo Valverde, Mario Augusto da Silva, Décio Oddone da Costa, Marcelo Cerqueira, Luciano Nitrini Guidolin, as well as Pedro Freitas and Guilherme Furtado were also present. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided over the meeting, and Mrs. Marcella Menezes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the related documentation previously forwarded to the Board Members for cognizance, pursuant to the Internal Regulations thereof, which shall remain duly filed at the Company’s headquarters, the following resolutions were approved by unanimous vote of the attendees: 1) 2015-2017 Corporate Leader Action Program (Business Plan) – approved, under the terms and conditions of the document provided; 2) Allocation of the Managers’ Compensation – in compliance with the provisions in articles 25 and 26 of the Company’s Bylaws, the allocation of the compensation of the Company’s managers was approved as per the annual values approved by the Annual and Extraordinary General Meeting held on April 9, 2015, after hearing the Personnel and Organization Committee; 3) PD.CA/BAK-06/2015 – Gasoline Purchase and Sale Agreement -  the execution of an agreement between the Company and Petróleo Brasileiro S.A. – Petrobras for the sale of Gasoline was approved, according to the terms and conditions set out in the respective PD; and 4) PD.CA/BAK-07/2015 – Election of the Statutory Executive Office – approval of the election of the members of the Executive Office for a new term of office of three years, ending at the first Ordinary Meeting of the Board of Directors to be held after the Annual General Meeting to be held in 2018, namely:

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 6, 2015

CARLOS JOSÉ FADIGAS DE SOUZA FILHO, Brazilian citizen, married under the partial property ruling, business administrator, bearer of Identity Card RG No. 03.538.534-02 SSP/BA, enrolled in the Individual Taxpayer’s Register of the Ministry of Finance (CPF/MF) under No. 566.401.705-82, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, São Paulo/SP, CEP.:05501-050, as Chief Executive Officer; MARIO AUGUSTO DA SILVA, Brazilian citizen, married under the separate property ruling, business administrator, enrolled in the CPF/MF under No. 925.760.875-15, bearer of Identity Card RG No. 07709192-27 SSP/BA, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, nº 120, 24º andar, Butantã, São Paulo/SP, CEP.:05501-050, as Investors’ Relations Officer; MARCELO ARANTES DE CARVALHO, Brazilian citizen, married under the partial property ruling, business administrator, bearer of Identity Card RG No. 1432663, SSP/MG, enrolled in the CPF/MF under No. 700.697.006-72, resident and domiciled in São Paulo, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, São Paulo/SP, CEP.:05501-050; GUSTAVO SAMPAIO VALVERDE, Brazilian citizen, married under the partial property ruling, lawyer, enrolled in the Brazilian Bar Association, São Paulo Chapter (OAB/SP) under No. 150.273 and in the CPF/MF under No. 881.343.775-72, bearer of Identity Card RG No. 0690703775 SSP/BA, resident and domiciled in the City of São Paulo, State of São Paulo, with address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, São Paulo/SP, CEP.:05501-050; LUCIANO NITRINI  GUIDOLIN, Brazilian citizen, married under the separate property ruling, production engineer, bearer of Identity Card RG No. 23.655.538-8 SSP/SP, enrolled in the CPF under No. 268.477.068-99, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, nº 120, 21º andar, Butantã, São Paulo/SP, CEP.:05501-050;

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 6, 2015

MARCELO DE OLIVEIRA CERQUEIRA, Brazilian citizen, married under the partial property ruling, chemical engineer, enrolled in the CPF/MF under No. 509.945.144-68, bearer of Identity Card RG nº 471232 SSP/AL, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, nº 120, 24º andar, Butantã, São Paulo/SP, CEP.:05501-050. The Officers elected herein were invested in office on this date, and presented written statements for the purposes of the provisions in article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording of Law No. 10,194, of February 14, 2001, and also provided, in compliance with the provisions of CVM Rulings No. 358, of January 3, 2002, and No. 367, of May 29, 2002, written statements according to the terms of such Rulings, which were filed at the Company’s headquarters. As a result of the election approved above, the Company’s Executive Office shall be composed as follows: CARLOS JOSÉ FADIGAS DE SOUZA FILHO – Chief Executive Officer; MARIO AUGUSTO DA SILVA – Investors’ Relations Officer; MARCELO ARANTES DE CARVALHO; LUCIANO NITRINI GUIDOLIN; GUSTAVO SAMPAIO VALVERDE; and MARCELO DE OLIVEIRA CERQUEIRA. The Board Members took the opportunity to record their votes of thanks to Officers Edmundo José Correia Aires and Décio Oddone da Costa for their dedication and contribution while performing their duties in the Executive Office of Braskem. II) Subjects for Acknowledgment: Presentations and reports were made by the respective persons in charge regarding the following themes: (a) Braskem’s results for the 1st quarter of 2015; (b) Voluntary Investigation (“View Project”) – update by the ad hoc Committee Coordinator on the progress of the Investigation; (c) Meetings of the Personnel and Organization Committee and of the Finance and Investment Committee, both held on the date hereof; and d) process of negotiation of renewal of the CHESF energy contract. III) Subjects of Interest to the Company:Nothing to record.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 6, 2015

IV) Closing of the Minutes - As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, May 6, 2015. Signatures: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes – Secretary; Alfredo Lisboa Ribeiro Tellechea; Álvaro Fernandes da Cunha Filho; Daniel Bezerra Villar, Marcela Aparecida Drehmer Andrade, Mauricio Roberto de Carvalho Ferro, Roberto Zurli Machado, Antônio Aparecida de Oliveira, Antonio Rubens Silva Silvino, Andrea Damiani Maia de Andrade, and Patrick Horback Fairon.

The above matches the original recorded in the proper book.

Marcella Menezes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.